FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On July 12, 2015 immediate reports were published on the MAGNA site of the Israel Securities Authority and the MAYA site of the Tel Aviv Stock Exchange regarding the following matters in connection with Medigus Ltd. (the “Company” or the “Registrant”), which are summarized below:

1)
On July 12, 2015 the Registrant published an immediate report in Hebrew on the MAGNA site of the Israel Securities Authority and Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of July 12, 2015 following the completion of the previously announced public offering in Israel of 70,525 units at a purchase price of 380 New Israeli Shekels (NIS) per unit.  Each unit consisted of 1,000 ordinary shares and 500 new Series 9 warrants and the Company issued an aggregate of 70,525,000 ordinary shares and 35,262,500 Series 9 warrants on July 12, 2015.  The securities issued under the aforesaid offering were offered by way of a prospectus in Israel and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The securities offered as aforesaid, have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

The summary translation of the updated Registry of Securities Holders of the Company as of July 12, 2015 is as follows:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0010961717	320,470,342
Series 8 Warrants (TASE listed)	IL0011302440	17,246,800
Series 9 Warrants (TASE listed)	IL0011359796	35,262,500
March 2013 Orbimed Warrants	IL0011279432	39,945,474
August 2014 Private Placement Warrants	IL0011333544	34,108,614
Series 6 Option Plan	IL0011178113	570,000
Series A Option Plan	IL0011248171	1,260,000
Series B Option Plan	IL0011261844	820,000
2013 Share Option and Incentive Plan (Series C)	IL0011301608	3,850,000
2013 Share Option and Incentive Plan (Series D)	IL0011330730	3,140,000

2)	On July 12, 2015, the Tel Aviv Stock Exchange Ltd. announced that trading in the Series 9 Warrants (Security number IL0011359796) shall commence on Monday July 13, 2015, under the symbol MDGS.W9.

3)
On July 10, 2015, the Nasdaq Stock Market® announced that trading in Medigus Ltd. ADRs (Nasdaq:MDGS) is scheduled to resume on Monday, July 13, 2015 at 7:15 a.m., Eastern Time.  Trading in the company's stock was halted on June 26, 2015 at 15:03:08 Eastern Time. Read more: (http://www.nasdaq.com/press-release/nasdaq-scheduled-resumption-in-medigus-ltd-adrs-20150710-00481).  As previously announced by the Company, BNY Mellon’s Depositary Receipts Division is offering free issuances for conversions of Medigus’ ordinary shares into Medigus’ American Depositary Receipts ADRs and will waive the issuance fee for the period June 1, 2015 to August 31, 2015 inclusive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 13, 2015	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary